U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.   20549


                     NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    INVACARE CORPORATION

2.  Name of person relying on exemption:
    LONGVIEW SMALLCAP 600 INDEX FUND

3.  Address of person relying on exemption:
    C/O AMALGAMATED BANK, 275 SEVENTH AVENUE, NEW YORK, NY 10001

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

(AMALGAMATED BANK LOGO)

                                             April 2009
Re: Invacare Corporation (NYSE: IVC)
    Annual Meeting May 21, 2009

Dear fellow Invacare shareholder:

     Amalgamated Bank's LongView SmallCap 600 Index Fund urges you to vote FOR PROPOSAL No. 7 at the upcoming May 21, 2009 Annual Meeting of Invacare Corporation (NYSE: IVC). Proposal No. 7 is the LongView Fund's shareholder proposal to amend the company's charter to institute a "majority vote" policy for electing directors.

     Why are we offering this proposal?

     Last year, more than a majority of the outstanding shares were cast in favor of a non-binding proposal in which the LongView Fund asked the board of directors to take steps to institute such a policy. Unfortunately, the board decided not to fully implement the proposal. As a result, the LongView Fund, a long-term indexed investor in this company, is offering its majority vote proposal in binding form, as a way to effectuate the will of the shareholders at the 2008 meeting.

     Instead of adopting a "majority vote" regime, Invacare's board of directors is asking shareholders to vote for an alternative "director resignation" proposal (Proposal No. 3). Under the management proposal, directors who fail to obtain a majority would be asked to tender their resignation, which the board will then accept or reject.

     What's wrong with management's approach?

     In our view the management proposal is a half step that complements a "majority vote" policy, but cannot be a complete substitute. A "director resignation" policy does not affirmatively accept the principle of majority voting. Thus we have no objection to shareholders voting for Proposal No. 3, although we also urge them to vote FOR Proposal No. 7. The board of directors is urging a vote for Proposal No. 3, but against Proposal No. 7.

     Why does Invacare need a majority vote policy?

     There is a growing trend towards majority voting as the default policy among publicly traded companies. Although the trend is thus far more pronounced in large-cap firms, we believe that the principle makes sense across the board.

     We think that the need for director accountability is compelling at Invacare. Although the company has kept pace with its peers over the past year, the longer-term performance has been disappointing.

     As of mid-April 2009, Invacare stock was approximately 62% below where it was five years earlier and 30% below where it was ten years ago. By contrast, Invacare's peers in the S&P Health Care Equipment and Services Index were down 20% over the last five year period, but up 28% over the past decade. Invacare's peers in the S&P SmallCap 600 index were down 15% over the past five years, but up 50% over the past decade.

     We believe that Invacare's concerns about legal uncertainty are overstated. Invacare is incorporated in Ohio, and the Ohio legislature has amended the law to explicitly permit companies to adopt majority voting for directors. Of the many companies that have moved towards majority voting over the past five years, we are not aware of any that have encountered the hypothetical difficulties that Invacare posits, nor does the company give any real-life examples.

     We urge you to vote FOR PROPOSAL NO. 7.

                                             Sincerely,

                                             /s/

                                             Scott Zdrazil
                                             First Vice President
                                             Director of Corporate
                                               Governance

THIS IS NOT A SOLICITATION.  PLEASE DO NOT RETURN YOUR PROXY TO AMALGAMATED
BANK.